This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Auto Callable Contingent Interest Notes linked to the Common Stock of
USG Corporation, due October 29, 2014

[GRAPHIC OMITTED]

The notes are designed for investors who seek a Contingent Interest Payment (i)
with respect to each Review Date for which the closing price of one share of the
Reference Stock or (ii) with respect to the final Review Date for which the
Final Stock Price is greater than or equal to the Interest Barrier. Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.

Trade Details/Characteristics
Reference Stock:                  The common stock, par value $0.10 per share,
                                        of USG Corporation (USG)
Contingent Interest Payments:     If the notes have not been previously called
                        and (i) with respect to any Review Date (other than
 the final Review
                                  Date) the closing price of one share of the
                               Reference Stock on that Review Date or (ii) with
 respect to the final
                                  Review Date the Final Stock Price is greater
                                than or equal to the Interest Barrier, you will
 receive on the applicable
                                  Interest   Payment   Date  for   each   $1,000
                                  principal  amount note a  Contingent  Interest
                                  Payment  equal to  $40.000  (equivalent  to an
                                  interest rate of 16.00% per annum,  payable at
                                  a rate of 4.0000% per
 quarter).
                                  If (i) with  respect to any Review Date (other

than the final Review Date) the closing price of one
 share of the
                                  Reference  Stock on that  Review  Date or (ii)
with respect to the final Review Date, the Final Stock
 Price is less than
                                  the Interest Barrier, no Contingent Interest
                                Payment will be made with respect to that Review
 Date.
Interest Barrier / Trigger Level: 65% of the Initial Stock Price (subject to adjustments)
Interest Rate:                    16.00% per annum, payable at a rate of
                                          4.0000% per quarter, if applicable
Automatic Call:                   If the closing price of one share of the
                        Reference Stock on any Review Date (other than the final
 Review Date) is
                                  greater than or equal to the Initial Stock
                             Price, the notes will be automatically called for a
 cash payment, for each
                               $1,000 principal amount note, equal to (a)
                                $1,000 plus (b) the Contingent Interest Payment
 applicable to that
                               Review Date, payable on the applicable
                                                        Call Settlement Date.
Payment at Maturity:           If the notes have not been previously called and
                               the Final Stock Price is greater than or equal to
 the Trigger Level,
                               you will receive a cash payment at maturity,
                            for each $1,000 principal amount note, equal to (a)
 $1,000 plus (b)
                               the Contingent Interest Payment applicable to
                               the final Review Date. If the notes have not been
 previously called
                               and the Final Stock Price is less than the
                              Trigger Level, at maturity you will lose 1% of the
 principal amount of your
                               notes for every 1% that the Final Stock Price
                               is less than the Initial Stock Price. Under these
 circumstances, your
                               payment at maturity per $1,000 principal amount
                                note will be calculated as follows: $1,000 +
 ($1,000 [] Stock
                               Return).
                               If  the  notes  have  not  been  automatically
called and the Final Stock Price is less than the Trigger
 Level, you will lose
                                  more than 35% of your initial  investment  and
may lose all of your initial investment at maturity.
Stock Return:                     (Final Stock Price - Initial Stock Price) /
                                                Initial Stock Price
Initial Stock Price:              Closing price of the Reference Stock on
                                pricing date, divided by the Adjustment Factor
Final Stock Price:                The arithmetic average of the closing prices
                              of one share of the Reference Stock on each of the
 Ending Averaging
                                     Dates.
Ending Averaging Dates:  October 20, 2014, October 21, 2014, October
22,  2014,   October  23,  2104,   and  the  final  Review  Date  Review  Dates:

January  23,  2014 (first  Review  Date),  April 24, 2014
(second Review Date), July 24, 2014 (third
 Review Date), and
                                  October 24, 2014 (final Review Date)
Preliminary Term Sheet:

http://www.sec.gov/Archives/edgar/data/19617/000095010313005886/
dp41170_fwp-1011.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Risk Considerations

The  risks  identified  below  are not  exhaustive.  Please  see the term  sheet hyperlinked  above for more  information.

[]   Your investment in the notes may result in a loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase and Co.

[]   The notes do not guarantee the payment of interest and may not pay interest at all.

[]   The appreciation potential of the notes is limited, and you will not participate in any appreciation in the price of the Reference Stock.

[]   The benefit provided by the Trigger Level may terminate on the final Review
     Date.

[]   JPMorgan Chase and Co. and its affiliates play a variety of roles in connection with the notes and their interests may be adverse to yours.

[]   If the notes are automatically called early, there is no guarantee that you will be able to reinvest the proceeds at a comparable return

[]   JPMS's estimated value of the notes will be lower than the original issue price (price to public) of the notes.

[]   JPMS's estimated value does not represent the future values of the notes and may differ from others' estimates

[]   JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.

[]   The value of the notes as published by JPMS will likely be higher than
     JPMS's then-current estimated value of the notes for a limited time.

[]   Secondary market prices of the notes will be impacted by many economic and market factors.

[]   No ownership or dividend rights in the Reference Stock.

[]   Risk of the closing price of the Reference Stock falling below the Interest
     Barrier or Trigger Level is greater if the Reference Stock is volatile.

[]   Lack of liquidity - JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

[]   The anti-dilution protection for the Reference Stock is limited and may be discretionary.

[]   The averaging convention used to calculate the Final Stock Price could limit returns.

[GRAPHIC OMITTED]

What Are the Payments on the Notes, Assuming a Range of Performances for the
Reference Stocks? The following table illustrates payments on the notes, assuming a range of performance for the Reference Stock on a given Review Date.
The hypothetical payments set forth below assume an Initial Stock Price of
$27.00, an Interest Barrier and a Trigger Level of $17.55 (equal to 65% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 16.00% per annum (payable at a rate of 4.0000% per quarter) . The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. the numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Payment upon Automatic Call or at Maturity
                 Review Dates Prior to the Final Review Date
Final Review Date
Closing Price
       Reference Stock Appreciation / Payment on Interest Payment Date or
       Stock Return           Payment at Maturity (3)
              Depreciation at Review Date       Call Settlement Date (1)(2)
  $48.600      80.00%             $1,040.00        80.00%         $1,040.00
  $43.200      60.00%             $1,040.00        60.00%         $1,040.00
  $37.800      40.00%             $1,040.00        40.00%         $1,040.00
  $32.400      20.00%             $1,040.00        20.00%         $1,040.00
  $29.700      10.00%             $1,040.00        10.00%         $1,040.00
  $28.350      5.00%              $1,040.00         5.00%         $1,040.00
  $27.000      0.00%              $1,040.00         0.00%         $1,040.00
  $25.650      -5.00%              $40.000         -5.00%         $1,040.00
  $24.300      -10.00%             $40.000         -10.00%        $1,040.00
  $22.950      -15.00%             $40.000         -15.00%        $1,040.00
  $17.550      -35.00%             $40.000         -35.00%        $1,040.00
  $17.547      -35.01%              $0.00          -35.01%         $649.90
  $16.200      -40.00%              $0.00          -40.00%         $600.00
   $8.100      -70.00%              $0.00          -70.00%         $300.00
   $0.000     -100.00%              $0.00          -100.00%        $0.00

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to

                                the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review
Date (other than the final Review Date) if the closing price of one share of the
Reference Stock on that Review Date is greater than or equal to the Interest
Barrier.

(3) You will receive a Contingent Interest Payment in connection with the final
Review Date if the Final Stock Price is greater than or equal to the Interest
Barrier.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended This material is not a product of J.P. Morgan Research
Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC ("JPMS")
is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433 Registration Statement No. 333-177923 Dated: October
08, 2013